Exhibit 12.01

NUSTAR ENERGY L.P.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Thousands of Dollars, Except Ratio)

	Three Months Ended March 31,	Years Ended December 31,
	2009	2008	2007	2006	2005	2004
Earnings:
Income from continuing operations before provision for income taxes and income from equity investees	$43,568	$256,994	$154,913	$149,885	$110,069	$77,074

Add:
Fixed charges	25,994	113,959	91,594	75,829	46,211	21,625
Amortization of capitalized Interest	133	440	255	126	80	60
Distributions from joint ventures	1,500	2,835	544	5,268	4,657	1,373
Less: Interest capitalized	(481)	(5,108)	(5,995)	(1,758)	(1,008)	(192)

Total earnings	$70,714	$369,120	$241,311	$229,350	$160,009	$99,940

Fixed charges:
Interest expense (1)	$20,314	$92,971	$77,584	$68,241	$41,616	$20,630
Amortization of debt issuance costs	224	815	1,030	726	622	407
Interest capitalized	481	5,108	5,995	1,758	1,008	192
Rental expense interest factor (2)	4,975	15,065	6,985	5,104	2,965	396

Total fixed charges	$25,994	$113,959	$91,594	$75,829	$46,211	$21,625

Ratio of earnings to fixed charges	2.7x	3.2x	2.6x	3.0x	3.5x	4.6x

(1)	The “Interest expense, net” reported in NuStar Energy L.P.’s consolidated statement of income for the three months ended March 31, 2009 includes investment income of $68,000.
(2)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.